


13031068

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Locust Street
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren (860) 580-1798
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ING Financial Partners, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal

Title


DENISE M. NOWAKOWSKI
NOTARY
PUBLIC
CONNECTICUT

Notary Public   My Commission Exp. Oct 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


STATEMENT OF FINANCIAL CONDITION

ING Financial Partners, Inc.

December 31, 2012
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
www.ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
ING Financial Partners, Inc.

We have audited the accompanying statement of financial condition of ING Financial Partners, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Financial Partners, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

March 12, 2013

Ernst & Young LLP

ING Financial Partners, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 60,941,788
Securities owned, at market value	447,178
Commissions and concessions receivable	10,211,119
Accounts receivable, net of allowance of $246,937	6,148,029
Prepaid expenses	3,011,688
Due from affiliates	1,962,770
Notes receivable	2,011,409
Intangibles, net of accumulated amortization of $1,102,630	3,859,204
Deferred tax asset	11,104,367
Deferred compensation plan investment	21,876,019
Other assets	143,075
Total assets	121,716,646
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	21,894
Commissions and concessions payable	11,735,686
Accounts payable and other accrued liabilities	3,040,720
Due to affiliates, including $1,537,317 under tax allocation agreement	6,562,912
Deferred compensation plans accrued liabilities	24,236,968
Other liabilities	1,110,430
Total liabilities	46,708,610
Stockholder's equity:	
Common stock ($10 par value; 5,000 shares authorized; 1,500 shares issued and outstanding)	15,000
Additional paid-in capital	57,573,859
Retained earnings	17,419,177
Total stockholder's equity	75,008,036
Total liabilities and stockholder's equity	$ 121,716,646

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

ING Financial Partners, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an indirect, wholly-owned subsidiary of Lion Connecticut Holdings, Inc. ("Parent"), which is a wholly-owned subsidiary of ING U.S., Inc. ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc. on June 14, 2012) is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in the Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with net realized and unrealized gains and losses, determined using the specific identification method, recognized in earnings. For further discussion regarding Securities Owned, see footNote 7, *Fair Value of Financial Instruments*.

Accounts Receivable

Accounts receivable are reported in the statement of financial condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to expense and a credit to a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the statement of financial condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below. Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified commission production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commission expense ratably over the contractual term of the notes. Notes receivable relating to these loan agreements in the amount of $1,553,623 is reported in Notes receivable on the statement of financial condition. Total amortization for 2012 was $471,281. The allowance for bad debt relating to these loan agreements was $2,105 as of December 31, 2012.

The payback notes are payable by the registered representatives to the broker-dealer and are due at various maturity dates. Notes receivables relating to these loan agreements in the amount of $457,786 is reported at December 31, 2012 in Notes receivable on the statement of financial condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2012.

Intangibles

On January 1, 2011, the Company purchased 973 registered representatives, and their related customer accounts from its affiliate, ING Financial Advisers, LLC via a sale of assets. The purpose of this transfer was to consolidate ING's retail broker-dealer activities into one firm. Intangibles are being amortized on a straight-line basis over a period of 9 years and are stated net of accumulated amortization in the amount of $3,859,204 at December 31, 2012, which is reported in intangibles on the statement of financial condition. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds the sum of the fair values of the intangible).

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, are recorded at market value. Market value is generally determined by quoted prices on national exchanges. Net realized and unrealized gains and losses are reported in the statement of income. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect compensation to agents for products sold and advisory services.

Revenue Recognition

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a settlement date basis, which is not materially different from trade date basis. Interest and dividend revenues earned from the underlying securities owned are accounted for on an accrual basis. Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (IFRSs)

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, "*Fair Value Measurements and Disclosures* (Accounting Standards Codification (ASC) Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs*" (ASU 2011-04), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012 and are included in the Fair Value of Financial Instruments note to these Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. ING U.S., Inc. and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company

filed a separate return and loss companies recognizing benefits to the extent of their losses.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2012. Significant components of the Company's deferred tax asset at December 31, 2012 are as follows:

Deferred tax asset:	
Deferred compensation and benefits	$ 8,993,675
Pension	2,013,840
Other	96,852
Total deferred tax asset	$ 11,104,367

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

The Internal Revenue Service ("IRS") is currently examining ING U.S., Inc.'s tax returns for the years 2011 through 2013 as a part of the IRS Compliance Assurance Process ("CAP") program. Tax year 2010 was settled with the IRS in the first quarter of 2012. Management is not aware of any adjustments as a result of the settlement of the prior year audits or the continuing examinations that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

ING U.S., Inc. allocates a portion of their general administrative expenses to the Company based on volume, number of personnel, and activity.

Amounts reported in the statement of financial condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administrated by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2012 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are charged to salaries and employee benefits by the Company. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest to these participants based upon the actual rate of return on the underlying investment index choice. Such amounts are included in the Company's 2012 results of operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $21,876,019 is included as a deferred compensation plan investment on the statement of financial condition and is carried at market value. The total of net participant deferrals, which is reflected within deferred compensation plans accrued liabilities on the statement of financial condition, was $24,236,968 at December 31, 2012.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company

or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

In one such regulatory matter, the Company has reached an agreement with FINRA resulting in an immaterial amount regarding certain email retention and supervision issues that the Company had self-reported. The Company, along with certain affiliates, and FINRA have executed a Letter of Acceptance, Waiver and Consent ("AWC"). It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

Fair Value Measurements on a Recurring Basis

As of December 31, 2012

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets:					
Cash equivalents	$ 59,967,541	$ -	$ -	$ -	$ 59,967,541
Restricted cash	140,000	-	-	-	140,000
Securities owned:					
Equities	50,353	-	-	-	50,353
Limited partnerships	-	-	396,825	-	396,825
Deferred compensation plan investment:					
Money market funds	3,261,253	-	-	-	3,261,253
Mutual funds	18,614,766	-	-	-	18,614,766
Liabilities:					
Securities sold, not yet purchased					
Municipal bonds	$ -	$ 20,213	$ -	$ -	$ 20,213
Equities	1,681	-	-	-	1,681

The Company assumed the ownership of certain limited partnership shares as a result of a legal settlement. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party information, which consists of financial statements providing net asset value, to determine the fair value of the investments as of December 31, 2012. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 as of both 2011 and 2012.

There have been no transfers between levels for the year ended December 31, 2012.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2012, the Company had net capital of $40,341,970, which was $40,091,970 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2012.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements.

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